SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2012

Commission File Number 001-14620

CRYSTALLEX INTERNATIONAL CORPORATION

(Translation of registrant’s name into English)

8 King Street East, Suite 1201

Toronto, Ontario, Canada M5C 1B5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 16, 2012, Crystallex International Corporation (the “Company”) announced that its Board of Directors (the “Board”) has voted to adopt an additional shareholder rights plan (the “New Rights Plan”). The Company’s press release was included on a Form 6-K filed by the Company the same day. A copy of the New Rights Plan and a summary of the terms of the New Rights Plan have been made available for review under the Company’s profile at www.sedar.com and on the Company’s website at www.crystallex.com, copies of which are attached hereto as Exhibit 4.1 and Exhibit 99.1, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)

By:	/s/ Robert Crombie
	Name:	Robert Crombie
	Title:	President

Date: March 21, 2012

EXHIBITS

4.1	Shareholder Rights Plan Agreement, dated as of March 16, 2012, between Crystallex International Corporation and CIBC Mellon Trust Company, as rights agent.

99.1	Summary of Shareholder Rights Plan Agreement.